EXHIBIT 99.1

Re:      Request by Eurocom to Convene a Special Meeting of Shareholders

Ramat Gan, Israel – June 15, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company reports that on June 14, 2018, the special appointed managers of the Company’s controlling shareholder, Eurocom Communications Ltd. (“Eurocom”), which were appointed by the Tel Aviv-Jaffa District Court (the “Court”) pursuant to Eurocom’s liquidation order, sent a letter to the Company requesting that, within 21 days of receipt of the letter, the Company will convene a special general meeting of shareholders with the following items on the agenda:

1.	Appointment of five new directors: Messrs. Yuval Bronstein, Ilan Cohen, Gilad Shar, Moshe Luski and Yahel Shachar (Messrs. Felix Cohen and Yossef Elovitch will not seek re-election);

2.	Strategic discussion of the Company’s alternatives in light of the Concentration Law and possibility of folding one of the holding companies, as discussed in Company’s reports in the past.

The Company is reviewing the letter, in accordance with the provisions of Israeli law. There are a number of steps and documentation to be made under Israeli law that Eurocom and its special managers must complete before the Company can analyze the request.

The special managers also petitioned to the Court to approve the appointment of the five nominee directors (or some of them), and the Company responded that its Board of Directors supports the notion that Eurocom will propose some nominees, but since the Company is public, it must hold a proper independent discussion on the matter and must examine each nominee, his eligibility and experience, separately, and to assess what is the appropriate number of directors and composition of the board in accordance with the provisions of Israeli law and corporate governance for the benefit of the Company and its shareholders. The special managers agreed that the Company must act in accordance with Israeli law and corporate governance rules.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.